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WHITE & CASE
S.C.

TORRE OPTIMA
PASEO DE LAS PALMAS 405, 5TH FLOOR
COL. LOMAS DE CHAPULTEPEC
11000 MEXICO, D.F., MEXICO

TELEPHONE: (5255) 5540-9600
FACSIMILE: (5255) 5540-9699

ALMATY
ANKARA
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SINGAPORE
TOKYO

BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

March 4, 2003

File Number: 82-4611

BY HAND

OFFICE OF INTERNATIONAL CORPORATE FINANCE, MAIL STOP 3-2
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: <u>Nadro, S.A. de C.V./Rule 12g3-2(b) File Number: **82-4611**</u>
<u>Notice of termination of ADR facility</u>

Ladies and Gentlemen:

On behalf of our client, Nadro, S.A. de C.V. (the "Company"), we hereby inform you that the Company is suspending the submission of documents to the Commission under Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended, as a result of the termination of the Company's American Depositary Receipt facility (the "<u>ADR facility</u>") and the Deposit Agreement dated as of August 15, 1997 among the Company, JPMorgan Chase Bank, as depositary (the "Depositary") and all holders ("Holders") from time to time of American Depositary Receipts ("ADRs") issued thereunder. Pursuant to the termination of the ADR facility, the Company is no longer relying on the above-referenced exemption under the Rule.

The termination will be effective March 4, 2003. The Company has notified the Depositary of its termination of the ADR facility, and the Depositary has undertaken to notify ADR Holders pursuant to the terms of the Deposit Agreement. The Company has also notified the Mexican stock market, which has made the information available to local investors in the Company's trading market in Mexico.

dlw 3/26

WHITE & CASE S.C.

Should you have any questions, do not hesitate to contact Gisele L. Bonnici in the Mexico City office of White & Case at (52-55) 5540-9600.

Very truly yours,

Gisele L. Bonnici

cc: Alfredo Romero C.
Maria Cecilia Salazar
Alberto Sepúlveda C.
Priscilla Almodovar